Exhibit 99.26(d)(46)

Waiver of Premium Certificate Supplement

Securian Life Insurance Company

400 Robert Street North • St. Paul, Minnesota 55101-2098

General Information

This is issued in consideration of your application and the timely payment of the additional required premium which is included in the monthly cost of insurance.  The provisions summarized in this supplement are subject in every respect to the group policy and amendments thereto.

What does the waiver of premium benefit provide?

If you become totally and permanently disabled, as hereinafter defined, while under age [60], upon receipt of due proof of such disability, [your insurance] (including all supplements, including the Children’s Term Life Coverage Certificate Supplement, if applicable) under the group policy will be continued in force, subject to the following provisions and without payment of the cost of insurance, cost of riders, and administration fees for you during the uninterrupted continuance of such total and permanent disability.

What is “total” disability?

Total disability is a disability which occurs while your insurance is in force and results from an accidental injury or a disease that continuously prevents you from engaging in any occupation for remuneration or profit.  You must be under the care of a licensed physician other than yourself.  During the first [24 months] of total disability, “occupation for remuneration or profit “ means your regular occupation for remuneration or profit.  After [24 months], it means any occupation  for remuneration or profit for which you are reasonably fitted by education, training and experience.

Your total and irrevocable loss of the following shall be considered total disability even if you engage in an occupation for remuneration or profit:

(1)         the sight of both eyes; or

(2)         the use of both hands; or

(3)         the use of both feet; or

(4)         the use of one hand and one foot.

What is “permanent” disability?

Total disability will be considered permanent only after it has existed continuously for at least [six months].

How long will insurance be continued?

If you become totally and permanently disabled, insurance will be continued:

(1)         until your [95th] birthday; or

(2)         until the date you are no longer totally and permanently disabled; or

(3)         until the date you terminate or surrender your insurance;

whichever occurs first.

What if you convert your group life insurance to a policy of individual insurance prior to the approval of his or her disability claim?

If your coverage has been converted in accordance with the conversion privilege section of the group policy, benefits under this supplement will apply only if the converted policy is surrendered without claim, except for refund of premiums.

What will be considered due proof of disability?

You must furnish evidence satisfactory to us that your total disability:

(1)         commenced while insurance on your life under the group policy was in force; and

(2)         commenced before your [60th] birthday; and

(3)         was continuous for [six months] or more.

We will, at reasonable intervals, also require additional proof satisfactory to us that you continue to be totally and permanently disabled.  We may also require you to submit to one or more medical examinations at our expense.  However, we will not require a medical examination of you more frequently than once a year if the total disability has continued for two years.

Are there any limitations?

This benefit will not be effective if your total disability results directly from intentionally self-inflicted injuries or from an act of war while you are serving in the military, naval or air forces of any country at war, declared or undeclared.

When must we be notified?

We must receive written notice of your total disability at our home office during your lifetime and during the period of such disability.

What is your cost for this benefit?

Your cost for this benefit is shown on the specifications page attached to your certificate.

What if your insurance under the group policy lapses?

If your insurance lapses before notice of your total and permanent disability is received at our home office, your insurance will be continued only if the notice is received within one year after your insurance lapses.  Also, the total disability must have commenced prior to the date the net cash value became zero or during the grace period allowed.

Can insurance that was continued under this certificate supplement be converted?

Yes.  Insurance under the group policy may be converted as set forth in your certificate during the insured’s lifetime and within the time period allowed for such election after the insured ceases to be totally and permanently disabled.

Is this benefit retroactive?

Yes.  The cost of insurance, cost of riders, and administration fees falling due before we approve the insured’s total disability claim will be deducted from your account value.  If the claim is approved, those charges which were deducted after the insured became totally and permanently disabled will be credited to your account value.

Will your account be credited with premium contributions as a result of this benefit?

No. Except for interest which accrues on the account value, the account value will not increase while insurance is being continued under this agreement.  Nothing contained herein will prohibit you from paying premiums.

This agreement is effective as of the policy date.

[/s/ Gary R. Christensen	/s/ Robert L. Senkler
Secretary	President]

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